OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response...2.50

SEC FILE NUMBER 001-16857
CUSIP NUMBER 44043J105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Horizon Offshore, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2500 CityWest Boulevard, Suite 2200

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant is not able to accurately complete the disclosures set forth in, and the financial statements and notes thereto required to be filed with, its annual report on Form 10-K for the year ended December 31, 2004 timely. As a result, the registrant’s Form 10-K for the year ended December 31, 2004 cannot be filed within the prescribed period without unreasonable effort or expense. The registrant will file its Form 10-K within the period prescribed by Rule 12b-25(b). On March 16, 2005, the day the registrant’s Form 10-K was due, after having pursued multiple financing alternatives, the registrant completed negotiation of the principal economic terms of a significant financing transaction with various lenders which, if successfully completed, will provide the registrant with the ability to refinance its debt maturing in 2005, exchange a significant portion of its 16% and 18% subordinated secured notes for equity and obtain additional working capital financing. Because the negotiations relating to the proposed financing were not complete until the due date of the registrant’s Form 10-K, the registrant could not give effect to the transaction’s potential impact on the disclosures set forth in, and the financial statements and notes thereto required to be filed with, the Form 10-K without unreasonable effort or expense. Although a determination as to whether it is probable that the Company will be able to continue as a going concern cannot be made until the final terms of the proposed financing are known, the Company believes if they were to file their annual report on Form 10-K today, there would be substantial doubt as to whether the Company would be able to continue as a going concern.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David W. Sharp	713	361-2600

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the registrant’s revenues for the fiscal year ended December 31, 2004 will be approximately $254.2 million compared to $270.3 million for the fiscal year ended December 31, 2003. The decrease in the registrant’s revenues for the fiscal year ended December 31, 2004 is primarily due to a decrease in pricing in the U.S. Gulf of Mexico and the registrant’s lack of work in the Northeastern U.S. in 2004. It is also anticipated that the registrant’s operating loss, net loss and gross profit for the fiscal year ended December 31, 2004 will be approximately $(25.1) million, $(54.5) million and $27.8 million, respectively, compared to $(69.7) million, $(72.5) million and $6.5 million, respectively, for the fiscal year ended December 31, 2003. The amounts for the fiscal year ended December 31, 2004 set forth above are subject to the completion of the registrant’s audited consolidated financial statements for such fiscal year.

Horizon Offshore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ David W. Sharp

David W. Sharp Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).